Filed by Olin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Olin Corporation
Commission File No.:  1-01070

The following communication was distributed by email to employees of Olin Corporation on March 27, 2015:

CORPORATION
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

March 27, 2015

Dear Fellow Employees:

Today I am pleased to share with you some very exciting news regarding our chemical business.  Early this morning, Olin announced its plans to combine with Dow’s chlor alkali and downstream derivatives businesses.  The combined company will become one of the leading producers of premium chlorine products in the world.

As many of you know, Olin has been in the chlor alkali business since 1892, when the Mathieson Chemical Corporation began operations in Saltville, Virginia.  We have been committed to this business and over the past seven years have invested to modernize, improve and expand our facilities.  This opportunity for Olin to combine its chlor alkali business with Dow’s allows us to take our business to an entirely new level.

The transaction, which is valued at greater than $5 billion, is expected to close in the second half of 2015, following customary regulatory approvals and approval by our shareholders.  You can read a joint Dow/Olin press release on the Olin website for more details.

This is a historical moment in Olin’s history.  By combining the manufacturing expertise of both companies with our robust distribution network and Dow’s worldwide footprint, we will be creating even greater value to our customers, employees and shareholders.

I would like to thank all of you for contributing to our success over the years.  As a long-term player in this industry, we have been consistently recognized for our focus on health and safety, along with our commitment to the environment.  I ask for your continued focus on our core values during this transition.  I am relying on each of you to continue to do your part in delivering quality products on time to our customers, while operating in a safe and healthy environment.

As I mentioned earlier, this is an exciting moment in Olin’s 123-year history, and I am confident that together we will achieve much more in the years ahead.

Joseph D. Rupp
Chairman and Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed combination of Olin with the chlorine products business of The Dow Chemical Company (“TDCC”), Blue Cube Spinco Inc. (“Spinco”) will file a registration statement on Form S-4 containing a prospectus and Olin will file a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLIN, TDCC, SPINCO AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and proxy statement (when available) and other documents filed by Olin, TDCC and Spinco with the SEC at the SEC’s website at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies by directing a request to Olin at Olin Corporation, ATTN: Investor Relations, 190 Carondelet Plaza, Suite 1530, Clayton, Missouri 63105 or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, ATTN: Investor Relations, as applicable.

Participants in Solicitation

This communication is not a solicitation of a proxy form any investor or securityholder.  However, Olin, TDCC, Spinco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC.  Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its 2015 Annual Meeting of Shareholders filed March 4, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 28, 2014. These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.